UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-40709

Ardagh Metal Packaging S.A.

(Name of Registrant)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT INDEX

This report on Form 6-K comprises of Ardagh Metal Packaging S.A.’s (the “Company”) proxy materials for its 2023 annual general meeting of shareholders, audited consolidated financial statements for the year ended December 31, 2022, and audited annual accounts for the year ended December 31, 2022, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Incorporation by Reference

The information set forth in Exhibit 99.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement filed on Form F-3, as amended (Registration No. 333-258749) by the Company (including any prospectus forming a part of such registration statement), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description
99.1	Proxy Materials for the 2023 Annual General Meeting of Shareholders of Ardagh Metal Packaging S.A.
99.2	Ardagh Metal Packaging S.A. – Audited Consolidated Financial Statements for the year ended December 31, 2022
99.3	Ardagh Metal Packaging S.A. – Audited Annual Accounts for the year ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 11, 2023

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer